UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

 Corinthian Colleges, Inc.
(Name of Issuer)

 COMMON STOCK, Par Value $0.0001 Per Share
(Title of Class of Securities)

 218868107
(CUSIP Number)

Veronica Dillon, Esq.
Graham Holdings Company
1150 15th Street, N.W.
Washington, D.C. 20071
(202) 334-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

CUSIP No.  218868107

1	NAMES OF REPORTING PERSONS Graham Holdings Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. #53-0182885
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,624,166
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,624,166
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,624,166
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

2

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2008 (the “Original Statement”), as amended on April 30, 2013 (“Amendment No. 1”), relating to the common stock, par value $0.0001 per share, of Corinthian Colleges, Inc., a Delaware corporation.  The Original Statement, as amended by Amendment No. 1, is hereinafter referred to as the “Schedule 13D”.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is not amended, except in respect of: (i) Schedule A, which is amended and restated as attached hereto, and (ii) paragraph (a), which is amended and restated as follows:

(a) The name of the person filing this statement is Graham Holdings Company, a Delaware corporation (the “Company”).

Item 5.	Interest in Securities of the Issuer

Paragraphs (a)-(e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) As of the date hereof, the Company owns 4,624,166 shares of Issuer Common Stock.  The 4,624,166 shares of Issuer Common Stock constitute 5.3% of the issued and outstanding shares of Issuer Common Stock, based upon disclosure in the Issuer’s most recent Form 10-Q that there were 87,237,498 shares of Issuer Common Stock issued and outstanding as of February 1, 2014.  The Company has the sole power to vote and dispose of the 4,624,166 shares of Issuer Common Stock.

(c) Schedule B attached hereto lists all transactions in the Issuer Common Stock during the past 60 days by the Company.  To the Company’s knowledge, no person named in Schedule A has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

GRAHAM HOLDINGS COMPANY

By:	/s/ Veronica Dillon
Name: Veronica Dillon, Esq.
Title: Senior Vice President, General
Counsel and Secretary

4

SCHEDULE A

The following is a list of the directors and executive officers of Graham Holdings Company, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of Graham Holdings Company

Name	Position	Present Principal Occupation	Business Address

Donald E. Graham	Chairman, Board of Directors; Chairman, Executive Committee; Member, Finance Committee	Chairman, Board of Directors; Chief Executive Officer, Graham Holdings Company	Graham Holdings Company 1150 15th Street, N.W. Washington, D.C. 20071

Lee C. Bollinger	Director; Member, Compensation Committee	President, Columbia University	Columbia University in the City of New York 2960 Broadway New York, NY 10027

Christopher C. Davis	Director; Member, Audit Committee; Chairman, Finance Committee; Member, Executive Committee	Chairman, Davis Selected Advisers, Inc., an investment counseling firm	Davis Selected Advisors, Inc. 620 Fifth Avenue 3rd Floor New York, NY 10017

Barry Diller	Director; Member, Compensation Committee; Member, Executive Committee; Member, Finance Committee	Chairman and Senior Executive, IAC/ InterActiveCorp; Chairman and Senior Executive, Expedia, Inc.	IAC/InterActiveCorp 555 West 18th Street New York, NY 10011

Thomas S. Gayner	Director; Chairman, Audit Committee; Member, Finance Committee	President and Chief Investment Officer, Markel Corporation	Markel Corporation 4521 Highwoods Parkway Glenn Allen, VA 23060

David Goldberg	Director; Member, Finance Committee	Chief Executive Officer, SurveyMonkey	SurveyMonkey 285 Hamilton Avenue Suite 500 Palo Alto, CA 94301

Anne M. Mulcahy	Director; Chairman, Compensation Committee; Member, Executive Committee	Retired Chairman of the Board and Chief Executive Officer, Xerox Corporation	Graham Holdings Company 1150 15th Street, N.W. Washington, D.C. 20071

Name	Position	Present Principal Occupation	Business Address
Ronald L. Olson	Director; Member, Executive Committee	Attorney, Member of Munger, Tolles & Olson LLP, a law firm	Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071

Larry D. Thompson	Director; Member, Compensation Committee	Executive Vice President, Government Affairs, General Counsel and Corporate Secretary, PepsiCo, Inc.	PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577

G. Richard Wagoner, Jr.	Director; Member, Audit Committee	Retired Chairman of the Board and Chief Executive Officer, General Motors Corporation	Graham Holdings Company 1150 15th Street, N.W. Washington, D.C. 20071

Katharine Weymouth	Director; Member, Finance Committee	Chief Executive Officer, Washington Post Media; Publisher, The Washington Post	The Washington Post 1150 15th Street, N.W. Washington, D.C. 20071

SCHEDULE A

Executive Officers of Graham Holdings Company

Name	Position

Donald E. Graham	Chairman of the Board of Directors and Chief Executive Officer

Wallace R. Cooney	Vice President-Finance and Chief Accounting Officer

Veronica Dillon	Senior Vice President, General Counsel and Secretary

Hal S. Jones	Senior Vice President-Finance and Chief Financial Officer

Ann L. McDaniel	Senior Vice President-Human Resources

Gerald M. Rosberg	Senior Vice President-Planning and Development

SCHEDULE B

The following sets forth information regarding all transactions by the Company with respect to Issuer Common Stock during the past 60 days.  All such transactions were effected in the open market.

Date Sold	No. of Shares Sold	Average Sale Price ($/Share)*	Transaction Type

3/5/2014	318,218	$1.5538	Disposition

3/6/2014	285,936	$1.5500	Disposition

3/7/2014	111,146	$1.5501	Disposition

3/10/2014	274,774	$1.5500	Disposition

3/11/2014	91,724	$1.5600	Disposition

*Average sale price excludes commissions.